Exhibit 99.72

Maryland Lottery Awards 5-Year ITLM Contract to Amaya’s Diamond Game Enterprises

MONTREAL, Feb. 19, 2014 /CNW/ - Amaya Gaming Group (TSX: AYA) (“Amaya) is pleased to announce its subsidiary Diamond Game Enterprises (“Diamond Game”) has been awarded a 5-year contract with the Maryland Lottery and Gaming Control Agency (the “Lottery”), with the Lottery holding a five year renewal option, to provide Veterans’ Organizations (VOs) in the state with Instant Ticket Lottery Machines (ITLM) and related services (the “Contract”). The Contract is a result of a Request for Proposals issued in August 2013 pursuant to a 2012 Act by the Maryland Legislature.

The Contract allows for the placement of up to five ITLMs at each qualified VO meeting hall in Maryland. The Lottery estimates there are currently 150 qualified organizations that may apply for the ITLMs. Diamond Game anticipates deployment of ITLMs to commence by the end of 2014 throughout the state. Under the Contract, Diamond Game will receive a firm-fixed percentage of the ITLM proceeds (“net win”). The Contract amount is estimated by the Lottery at up to US$57 million over the original five year term and an additional amount of up to US$60 million for the renewal option (the “Award Amount”) based upon its projected number of ITLMs placed at VO meeting halls and the projected win for those ITLMs.

“We are pleased and proud to expand our relationship with the Maryland Lottery and our presence in Maryland,” said Jim Breslo, Diamond Game’s President and CEO. “Our unique style of ticket dispensers have been in operation in bingo, fraternal, and veteran halls in Anne Arundel County, Maryland since 2006. We have also had our VLTs at the Maryland Live! and Ocean Downs casinos through the Maryland Lottery since 2011.”

The ITLMs provided under the Contract are modernized instant ticket vending machines, with video animation of the game result to enhance entertainment and bring excitement to the player experience. Diamond Game holds 16 patents related to the unique devices and is recognized in the industry as a true innovator in the field of ticket dispensers. The machines dispense pre-printed, scratch-off lottery tickets and are linked between locations to a robust central system that provides accounting records to the VO meeting halls and Lottery on par with state-of-the-art lottery and casino central systems. Diamond Game is providing a turnkey solution to the Lottery, including the machines, tickets, central system, and service.

This contract comes on the heels of recent deployments of similar Diamond Game ITLMs in veteran and fraternal clubs in Missouri by the Missouri Lottery, charitable bingo halls in Ontario, Canada by the Ontario Lottery & Gaming Corporation, and charitable bingo halls and clubs in New Mexico as authorized by the New Mexico Gaming Control Board.

“The award of this Contract validates our efforts to provide a true next generation ticket dispenser designed to keep up with the modernization that is taking place in other areas of the gaming industry. Further, it demonstrates a trend of states permitting non-profit organizations to provide entertaining and profitable games for its members. We’re proud to be part of this effort, and especially proud to be supporting Maryland’s veterans,” said Mr. Breslo.

About Diamond Game

Diamond Game designs, manufactures and services games and gaming systems for the public gaming, Native American and charity markets. As a Company where innovation plays, Diamond Game continuously develops new and thrilling gaming experiences for a variety of gaming markets. Diamond Game maintains its corporate headquarters in Los Angeles, California and service facilities in Oklahoma City, OK, Hamilton, ON, and Jefferson City, MO. Learn more about Diamond Game at www.diamondgame.com.

About Amaya

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. For more information, please visit www.amayagaming.com.

SOURCE: Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

Tim Foran

Investor Relations

1-800-385-5451, ext. 251

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 17:17e 19-FEB-14